UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   January 2007

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: January 18, 2006                                         By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

EnerNorth Industries Inc. ("EnerNorth" or the “Company”)
1 King Street West, Suite 1502
Toronto, Ontario
M5H 1A1

Item 2.	Date of Material Change

January 18, 2007.

Item 3.	Press Release

Press release was issued by EnerNorth on January 18, 2007 and disseminated by CCNMatthews via North American Disclosure wire service.

Item 4.	Summary of Material Change

EnerNorth announced on January 18, 2007 that the Supreme Court of Canada has dismissed with costs the Company’s application for leave to appeal its ongoing litigation with Oakwell Engineering Limited of Singapore.

Item 5.	Full Description of Material Change

On January 18, 2007 EnerNorth announced that the Supreme Court of Canada has dismissed with costs the Company’s application for leave to appeal in its ongoing litigation with Oakwell Engineering Limited of Singapore (“Oakwell”). EnerNorth will be required to satisfy a judgment in favour of Oakwell for approximately CDN $6.8 million in addition to the $1.5 million posted as security on September 7, 2006. The Company also has obligations to secured and unsecured creditors. In the process of satisfying such, all or substantially all of the assets of the Company may be sold or pledged. The Company has engaged Jennings Capital Inc. to assist the Company with a sale of its oil and gas assets.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this Material Change Report.

Item 8.	Senior Officer

The following senior officer of EnerNorth is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra J. Hall

President/Secretary

EnerNorth Industries Inc.

Telephone: (416) 861-1484

Facsimile: (416) 861-9623

DATED January 18, 2007.

ENERNORTH INDUSTRIES INC. “ Sandra J. Hall” Per: Sandra J. Hall, President/Secretary

EXHIBIT A

[Missing Graphic Reference]EnerNorth Industries Inc.

News Release

EnerNorth’s Application for Leave to Appeal Denied by the Supreme Court of Canada

Toronto, Canada - January 18, 2007 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) regrets to announce that the Supreme Court of Canada has denied the Company’s application for leave to appeal its ongoing litigation with Oakwell Engineering Limited of Singapore (“Oakwell”). EnerNorth will be required to satisfy a judgment in favour of Oakwell for approximately CDN $6.8 million in addition to the $1.5 million posted as security on September 7, 2006. The Company also has obligations to secured and unsecured creditors. In the process of satisfying such, all or substantially all of the assets of the Company may be sold or pledged. The Company has engaged Jennings Capital Inc. to assist the Company with a sale of its oil and gas assets.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.293 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances, unless required by securities law.

Suite 1502, 1 King Street West, Toronto, Ontario, M5H 1A1 Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com